UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 14f-1

___________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

UPLIFT NUTRITION, INC.

(Exact name of registrant as specified in its corporate charter)

NEVADA	000-52890	20-4669109
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o MCB NETWORk CORP. 1201 West 5th Street 14-180 Los Angeles, California 90018
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (352) 595-2970

(1)

UPLIFT NUTRITION, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

July 6, 2015

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GENESIS BIOPHARMA, INC.

INTRODUCTION

This Information Statement (this “Information Statement”) is being mailed on or about July 9, 2015 to the holders of record at the close of business on July 2, 2015 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Uplift Nutrition, Inc., a Nevada corporation (“we”, “us”, “our”, “Uplift” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with all anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until the date 10 days following the mailing of this Information Statement (the “Schedule 14 Information Statement Effective Date”).

THE TRANSACTION

Stock Purchase Agreement

On June 8, 2015, pursuant to a Stock Purchase Agreement dated as of June 4, 2015 (the “SPA”) by and among, among others, Edward F. Cowle, H. Deworth Williams (“HD Williams”) and Geoff Williams (each a “Seller,” and, collectively, the “Sellers”), and MCB Network, Corp., a Texas corporation (“MCB”), the Sellers sold (the “Share Block Acquisition”) to MCB, 9,476,150 shares (the “Shares”) of restricted Common Stock, owned by the Sellers for an aggregate purchase price of $135,508.66. H.D. Williams was a stockholder, affiliate and control person of the Company at the time and is currently owner of record and beneficiary of 2,000,000 shares of Common Stock and will remain an affiliate of the Company for a period of 90 days from the June 8, 2015 closing date of the Transaction, (as defined below), and Geoff Williams, his son, was and will remain until the Schedule 14 Information Statement Effective Date, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company, and, on the date 90 days after the Schedule 14 Information Statement Effective, Geoff Williams will no longer be an affiliate of the Company.

Cowle Note Purchase and Conversion Agreements

On June 8, 2015, pursuant to a Note Purchase and Conversion Agreement dated as of June 4, 2015 (the “Cowle NPA”), by and among, among others, Mr. Cowle and five (5) purchasers (each a “Cowle Note Purchaser,” and collectively the “Cowle Note Purchasers”), each Cowle Note Purchaser purchased (the “Cowle Note Acquisition”), a portion of the $67,026,66 outstanding amount of the convertible promissory note of the Company owned by Mr. Cowle the (the “Cowle Note”). Simultaneously with the closing of the Share Block Acquisition, the Williams Note Acquisition (as defined below), and the Cowle Note Acquisition (collectively the “Transaction”), each portion of the Cowle Note purchased by a Cowle Note Purchaser automatically converted, pursuant to the terms of the Cowle NPA, into restricted shares of Common Stock, which in the aggregate resulted in the issuance to the Cowle Note Purchasers of 23,000,000 restricted shares of Common Stock and, thereafter, the Cowle Note was cancelled.

H.D. Williams Note Purchase and Conversion Agreement

On June 8, 2015, pursuant to a Note Purchase and Conversion Agreement dated as of June 4, 2015 by and among, among others, HD Williams and the eleven (11) purchasers (each an “HD William Note Purchaser,” and collectively, the “Williams Note Purchasers,” and together with MCB, as the purchaser of the 9,476,150 Shares pursuant to the SPA, and the Cowle Note Purchasers, collectively, the “Purchasers”), named therein (the “Williams NPA,” and together with the Cowle NPA and the SPA, collectively, the “Transaction Agreements”), each Williams Note Purchaser purchased a portion of the $51,061 outstanding amount of the convertible promissory note of the Company owned by HD Williams (the “Williams Note”), for an aggregate purchase price of $51,061 (the “Williams Note Acquisitions”). Simultaneously with the closing of the Transaction, each portion of the Williams Note purchased by a Williams Note Purchaser automatically converted, pursuant to the terms of the Williams SPA, into restricted shares of Common Stock, which in the aggregate resulted in the issuance to the Williams Note Purchasers of 10,000,000 shares of restricted Common Stock, and, thereafter, the Williams Note was cancelled.

Immediately prior to the closing of the Transaction, the Company had issued and outstanding 13,892,597 shares of Common Stock; and immediately following the closing of the Transaction the Company had issued and outstanding 46,892,597 shares of Common Stock, which increase resulted from the issuance of an aggregate of 33,000,000 restricted shares issued by the Company to the Cowle Note Purchasers and the Williams Note Purchasers upon the automatic conversion of the Cowle Note and the Williams Note on the closing date of the Transaction pursuant to the Cowle NPA and the Williams NPA, respectively.

Irrevocable Proxy and Lock-Up Agreements

As a condition to the closing of the Transaction, each Purchaser (including MCB) executed in favor of Sharon Will, who may be deemed a control person of MCB and following the closing of the Transaction, the Company, an Irrevocable Proxy and Lock-Up Agreement (each an “Irrevocable Proxy,” and, collectively, the “Irrevocable Proxies”), pursuant to which each Purchaser (i) provided Ms. Will the right to vote, and (ii) agreed not to sell, transfer and/or otherwise dispose of, any of such Purchaser’s shares of Common Stock until the date three (3) business days following the date the Company files with the Securities and Exchange Commission (the “SEC”), a Current Report on Form 8-K with Form 10 type information disclosing an acquisition by the Company of a business (an “Acquisition 8-K”).

Anticipated Change of Board and Directors

Pursuant to the terms of the Transaction Agreements, on the Schedule 14 Information Statement Effective Date, (i) the previously provided resignations of the two (2) current officers and directors of the Company (Geoff Williams and Rachel Winn) as officers and/or directors of the Company, and (ii) the prior “subject to” appointments by the Board of Ms. Will and Fred Richman, as the sole directors of the Company, will become effective automatically resulting in Ms. Will and Mr. Richman becoming the sole directors of the Company and Ms. Will and Mr. Richman have indicated that on the Schedule 14 Information Statement Effective Date it is their intention, as the newly constituted Board, to appoint Ms. Will as the president, secretary and treasurer of the Company, and the reconstituted Board may thereafter also appoint other directors and executive officers of the Company.

Proposed Reverse Stock Split

Pursuant to the SPA, following the Schedule 14 Information Statement Effective Date, it is intended that the newly constituted Board of will authorize and approve, among other items so determined by the Board, a 10 for 1 reverse split of the issued and outstanding Common Stock, which must, among other things, be approved by FINRA.

Payments to Third Party

Pursuant to the SPA, the Sellers, at the closing of the Transaction (i) paid $30,000, and (ii) sold $1,403.66 of the Cowle Note which converted into 1,300,000 restricted shares of Common Stock, to a third party retained by the Sellers in connection with the Transaction.

Continuation of the Registration of Current Business; MCB Networks, Inc.

While MCB and/or its shareholders may in the future enter into an agreement with the Company pursuant to which MCB and/or its business would be acquired by the Company, no assurances can be give when, if ever, any such transaction would occur or the terms of any such transaction. The Company is continuing the Company’s current business of marketing and selling the products Gray to Great and Mitigator® on-line through its website, www.upliftnutritioninc.com.    Gray-to-Great is a product which reduces or eliminates gray hair.  Mitigator® is a topical anti-sting, anti-itch and anti-bite product.  Reference is made to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 for a more detailed description of these products.  All previous registered trademarks and trade names relative to the Company’s various energy drinks and its energy spray, none of which are currently being actively marketed, are owned by the Company including, but not limited to, the Company’s ownership of various websites and website domains, some of which are no longer active.

The foregoing descriptions of the Transaction, the SPA, the Cowle NPA and the Williams NPA and the transactions described therein, are qualified in their entirety by reference to the SPA, the Cowle NPA and the Williams NPA, respectively, each of which is attached as an exhibit to the Company’s Current Report on Form 8-K dated June 8, 2015, and filed with the Securities and Exchange Commission (the “SEC”), on June 12, 2015.

(2)

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

ANTICIPATED CHANGE OF CONTROL OF BOARD OF DIRECTORS

In connection with the Transaction and pursuant to the Transaction Agreements, on the Schedule 14 Information Statement Effective Date, Ms. Will and Mr. Richman will be deemed automatically appointed to the Board, and Geoff Williams and Ms. Winn will have been deemed to automatically have resigned from the Board.  The resignations of Geoff Williams and Mrs. Winn are not the result of any disagreement with the Company.  This change in the composition of the Board will result in a change in control of the Board.

To the best of the Company’s knowledge, except as set forth in this Information Statement, neither Ms. Will nor Mr. Richman are not currently directors of the Company, did not hold any previous position with the Company nor have they been involved in any transactions with the Company and/or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC, and neither of such persons nor any of our current officers and/or directors are “bad actors” pursuant to Rule 506 of Regulation of the Securities Act of 1933, as amended (the “1933 Act”). In addition, to the best of the Company’s knowledge, none of the anticipated incoming officers or directors or existing officers or directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction, the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the of Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to shareholders of record on the Record Date of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of Directors of the Company described elsewhere herein will not occur until the Scheduled 14 Information Statement Effective Date

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of stockholders. As of the Record Date, the Company had 46,892,597 shares of Common Stock, issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

As a result of the (i) issuance of the 33,000,000 shares of restricted Common Stock to the Cowle Note Purchasers (23,000,000 restricted shares) and the Williams Note Purchasers (10,000,000 restricted shares), (ii) the execution by all of the Purchasers, including MCB, of an Irrevocable Proxy in favor of Ms. Will and (iii) the sale of the 9,476,150 shares from the 3 Sellers to MCB pursuant to the SPA, voting control of the Company shifted from the Sellers to Ms. Will.

(a)   Prior to the Closing of the Transaction

Immediately prior to the closing of the Transaction, the Company had 13,892,597 shares of Common Stock issued and outstanding; and immediately following the closing of the Transaction, the Company had 46,892,597 shares of Common Stock issued and outstanding, which 33,000,000 share increase resulted from the issuance, on the closing date of the Transaction pursuant to the Transaction Agreements, of the 33,000,000 shares of the Company’s restricted Common Stock to the Cowle Note Purchasers and the Williams Note Purchasers as a result of the automatic conversion of the Cowle Note (into 23,000,000 restricted shares) pursuant to the Cowle NPA and the Williams Note (into 10,000,000 restricted shares) pursuant to the Williams NPA.

The following table and footnotes thereto sets forth the number of shares of Common Stock beneficially owned immediately prior to the closing of the Transaction by (i) each director and named executive officer of the Company, (ii) each person known by the Company to be the beneficial owner of more than 5% of its issued and outstanding shares of Common Stock, and (iii) all named executive officers and directors of the Company as a group. In calculating any percentage in the following table of Common Stock beneficially owned by one or more persons named therein, the following table assumes 13,892,597 shares of Common Stock issued and outstanding immediately prior to the closing of the Transaction. Except for the granting by each Purchaser pursuant to the Transaction Documents of an Irrevocable Proxy in favor of Ms. Will as described elsewhere in this Information Statement and/or unless further otherwise indicated in the following table, the footnotes thereto and/or elsewhere in this Information Statement, the persons and entities named in the following table have sole voting and sole investment power with respect to the shares set forth opposite the person’s name, subject to community property laws, where applicable. The address of each stockholder listed in the following table is: c/o Uplift Nutrition, Inc., 2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84108.

Name	Title	Number of Shares of Common Stock Beneficially Owned Immediately Prior to the Closing of the Transaction	Percentage of Common Stock Beneficially owned Immediately Prior to the Closing of the Transaction [1], 2
DIRECTORS AND EXECUTIVES OFFICERS
Geoff Williams	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Chairman of the Board	441,600	3.1%
Rachel Winn	Director	-0-	-0-
ALL OFFICERS AND DIRECTORS AS A GROUP (2 persons)	___	441,600	3.1%
5% OR GREATER STOCKHOLDERS
H. Deworth Williams		10,401,550[2]	74.87%

[1] Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the above table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement.

[2] Excludes all 33,000,000 shares issuable upon conversion of the Williams Note and the Cowle Note on the closing date of the Transaction as no conversion terms had previously been agreed upon between the Company and H.D. Williams as to the Williams Note; and the Company and Mr. Cowle as to the Cowle Note, as required pursuant to the Williams Note and the Cowle Note prior to any conversions.

(b)	Following the Closing of the Transaction

The following table and footnotes thereto sets forth information regarding the number of shares of Common Stock beneficially owned immediately following the closing of the Transaction by (i) each director and named executive officer of the Company, (ii) each person known by the Company to be the beneficial owner of 5% or more of its issued and outstanding shares of Common Stock, and (iii) all named executive officers and directors of the Company as a group. In calculating any percentage in the following table of Common Stock beneficially owned by one or more persons named therein, the following table assumes 46,892,597 shares of Common Stock issued and outstanding immediately following the closing of the Transaction. Except for the Irrevocable Proxies granted by each Purchaser to Ms. Will with regard to the voting right of all 44,476,150 shares issued and/or sold to the Purchasers in the Transaction pursuant to the Transaction Agreements and/or unless otherwise further indicated in the following table, the footnotes thereto and/or elsewhere in this Information Statement, the persons and entities named in the following table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless as otherwise indicated in the following table and/or the footnotes thereto, the address of each person and/or entity named in the following table is: c/o MCB Networks, Corp., 1201 West 5th Street (M-160), Los Angeles, California 90017.

Name	Title	Number of Shares of Common Stock Beneficially Owned Immediately Following the Closing of the Transaction	Percentage of Common Stock Beneficially Owned Immediately Following the Closing of the Transaction[1]
CURRENT DIRECTORS AND EXECUTIVE OFFICERS AND TO BE APPOINTED DIRECTORS AND EXECUTIVE OFFICERS
Geoff Williams[2]	Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director	______	______
Rachel Winn[2]	Director	______	______
Sharon D. Will[3]	Director, President, Treasurer and Secretary	42,476,150	90.58%
Fred Richman[4]	Director	42,476,150	90.58%
ALL CURRENT AND TO BE APPOINTED EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (4 persons)	___	42,476,150	90.58%
5% OR GREATER STOCKHOLDERS
MCB Network, Corp[5]	___	42,476,150	90.58%
Leon Frenkel[6]	___	5,000,000	10.66%
Sean C. Martin[7]	___	13,800,000	28.15%
Michael Freedman[8]	___	4,100,000	8.74%

[1]Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the above table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement.

[2 ]Upon the Schedule 14 Information Statement Effective Date, such person pursuant to such person’s previously provided resignation, automatically will be deemed to have resigned from all positions with the Company including as a director.

[3] Consists of (i) 9,476,150 Shares purchased by MCB from the Sellers pursuant to the SPA, and (ii) 33,000,000 shares in the aggregate issued to the Cowle Note Purchasers and the Williams Note Purchasers upon the automatic conversion of the Cowle Note and Williams Note pursuant to the Cowle NPA and the Williams NPA on the closing of the Transaction, of which all Purchasers of such 42,476,150 shares granted to Ms. Will an Irrevocable Proxy to vote such shares for the time period set forth in the Irrevocable Proxy. Ms. Will disclaims beneficial ownership of all such 42,476,150 shares. Ms. Will may be deemed a control person of MCB; and of the Registrant. On the Schedule 14 Information Statement Effective Date, Ms. Will shall become a director and the president, secretary and treasurer of the Company.

[4]Consists of (i) 9,476,150 Shares purchased by MCB from the Sellers pursuant to the SPA, and (ii) 33,000,000 shares in the aggregate issued to the Cowle Note Purchasers and the Williams Note Purchasers upon the automatic conversion of the Cowle Note and Williams Note pursuant to the Cowle NPA and the Williams NPA on the closing of the Transaction. Mr. Richman disclaims beneficial ownership of all such 42,476,150 shares, except 2,000,000 shares of Common Stock issued to Mr. Richman by the Company upon the automatic conversion of Mr. Richman’s $10,600 portion of the Williams Note pursuant to the Williams NPA upon the closing of the Transaction. Mr. Richman granted to Ms. Will an Irrevocable Proxy on all such 2,000,000 shares. Mr. Richman is a Director of MCB, and, as a result, may be deemed a control person of MCB; and upon the Schedule 14 Information Statement Effective Date, Mr. Richman will become a Director of the Company, and as a result, at such time, may be deemed a control person of the Company.

[5] Consists of (i) the 9,476,150 Shares purchased by MCB from the Sellers pursuant to the SPA, and (ii) the 33,000,000 shares issued to the Cowle Note Purchasers and the Williams Note Purchasers upon the automatic conversion of the Cowle Note and Williams Note upon the closing of the Transaction pursuant to the Cowle NPA and the Williams NPA. All Purchasers (including MCB), granted to Ms. Will an Irrevocable Proxy on all such 42,476,150 shares. Ms. Will may be deemed a control person of the Company and MCB. Other than the 9,476,150 shares, MCB disclaims beneficial ownership of any other securities of the Company.

[6] The Company issued such 5,000,000 shares to Mr. Frenkel upon the automatic conversion of Mr. Frenkel’s $15,000 portion of the Cowle Note on the closing of the Transaction pursuant to the Cowle NPA. Pursuant to an Irrevocable Proxy, Mr. Frenkel granted Ms. Will voting rights to all such 5,000,000 shares. Mr. Frenkel also purchased and owns 250,000 shares of common stock and common stock purchase warrants to purchase 125,000 shares of common stock of MCB. Based upon information provided by such person, the address of such person is 1600 Flat Rock Road, Penn Valley, PA 19072.

[7] The Company issued such 13,800,000 shares to Mr. Martin upon the automatic conversion of Mr. Martin’s $41,400 portion of the Cowle Note on the closing date of the Transaction pursuant to the Cowle NPA. Pursuant to an Irrevocable Proxy, Mr. Martin granted Ms. Will voting rights to all such 13,800,000 shares. Based upon publicly available information, Mr. Martin is licensed by FINRA as a Series 7 general securities representative and a Series 24 general securities representative and is currently employed by Cova Capital Partners LLC (“CCP”), a FINRA member broker/dealer as a general securities principal. CCP is the broker/dealer for MCB’s private placement pursuant to which MCB raised, among other additional funds, the funds used by MCB to purchase the 9,476,150 Shares from the 3 Sellers pursuant to the SPA and paid to CCP through the date hereof, $41,500 in commissions and issued to it warrants to purchase 33,200 shares of MCB common stock in connection with such MCB private placement. Based upon information provided by such person, the address of such person is 61 Larbert Road, South Port, Connecticut 06890.

[8] The Company issued such 4,100,000 restricted shares to Mr. Freedman upon the automatic conversion of Mr. Freedman’s (i) $5,623 portion of the Cowle Note (1,700,000 shares), and (ii) $11,311 portion of the Williams Note (2,400,000 shares) upon the closing of the Transaction pursuant to the Cowle NPA and the Williams NPA, respectively. Pursuant to Irrevocable Proxies, Mr. Freedman granted Ms. Will voting rights to all such 4,100,000 shares. Based upon information provided by such person, the address of such person is 394 White Birch Lane, Jericho, New York 11753.

While voting control of the Company changed on the closing of the Transaction by virtue of (i) the sale to MCB by the Sellers of the 9,476,150 Shares pursuant to the SPA, (ii) the issuance of the 33,000,000 shares pursuant to the Transaction to the Cowle Note Purchasers and the Williams Note Purchasers, and (iii) the granting by each Purchaser of an Irrevocable Proxy in favor of Ms. Will with respect to the 42,476,150 shares received by the Purchasers in the Transaction, there will not be any change in the officers and/or the Board until the Schedule 14F Information Statement Effective Date. Accordingly, until the Schedule 14F Information Statement Effective Date, Geoff Williams will continue as Chairman of the Board, CEO, President, CFO, Secretary and Treasurer and Ms. Winn will continue as a Director of the Company; and following such date, such persons automatically will be deemed to have resigned all such positions with the Company and Ms. Will and Mr. Richman shall become the sole directors of the Board and it is anticipated Ms. Will shall also become the President, Secretary and Treasurer of the Company.

(3)

PREVIOUS CHANGE OF CONTROL

On June 8, 2015, as a result of the closing of the Transaction, the Company completed a change of voting control of the Company as described elsewhere in this Information Statement. Other than as disclosed elsewhere herein, to the Company’s knowledge, there was no agreement or understanding among members of the former and new control groups. Following the June 8, 2015 closing of the Transaction, there has not been any arrangement known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change of control of the Company.

DIRECTORS AND OFFICERS

Pursuant to the Transaction Agreements, Geoff Williams and Ms. Winn will continue to serve as directors on the Board until the Schedule 14 Information Statement Effective Date, at which time (i) Geoff Williams and Ms. Winn will be deemed to have automatically resigned from all of their respective positions within the Company including as directors on the Board, and (ii) Ms. Will and Mr. Richman will be deemed automatically appointed as directors to the Board, constitute the sole directors of the Board and Ms. Will it is anticipated also shall become the President, Treasurer and Secretary of the Company.

The following sets forth certain information regarding the Company’s current executive officers and directors and the persons anticipated to become executive officers and Directors following the Scheduled 14 Information Statement Effective Date.  The Board is comprised of only one class of Directors.

(a)	Current Executive Officers and Directors

Name	Age	Positions Held
Geoff Williams	45	Chief Executive Officer, President, Chairman of the Board, Chief Financial Officer, Secretary and Treasurer
Rachel Winn	44	Director

Set forth below is summary information of the business experience of each current director and executive officer of the Company listed in the above table.

Mr. Williams has been a director of the Company since September 2013; and since September 2014, the Company’s Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer.  Since 1994, Mr. Williams has been a representative of and partner in Williams Investment Company, a Salt Lake City, Utah, financial consulting and corporate services firm involved in facilitating and structuring mergers, acquisitions, business consolidations and financings.  Mr. Williams has been instrumental in negotiating well over thirty of these transactions, most of which have resulted in private companies going public, and subsequently being traded on various public exchanges.  In addition, Williams has often arranged financings for these companies, as well as others.  For numerous years he sat on the board, and was one of three founding principals of U.S. Rare Earths, Inc. (OTC BB: UREE ), a publicly-held mineral exploration company.  Mr. Williams has been on the board of directors of several companies, most recently Protect Pharmaceutical Corporation (OTC BB: PRTT ).  Mr. Williams also oversees the real estate division of Williams Investment Company, which currently has undertakings in several locations across the Intermountain West, as well as Hawaii, California, and Baja California, Mexico.  Mr. Williams attended the University of Utah, California Institute of the Arts, and La Sorbonne (Paris, France). Mr. Williams has also served as a director, President, CEO, principal financial officer and principal accounting officer of Eastgate Acquisitions Corp., a reporting company, since its inception in September 1999.  Mr. Williams resigned as its President and CEO on May 22, 2012.  He is also currently a director, President and CEO of Westgate Acquisitions Corp. and, until he resigned in February 2010, he was a director, President and CEO of Greyhound Commissary, Inc., now known as Tanke Biosciences Corp.

Ms. Winn has been a director of the Company since September 2013. Ms. Winn is currently employed as Assistant Office Manager at Williams Investment Company, in Salt Lake City, Utah, a financial consulting and corporate services firm involved in facilitating and structuring mergers, acquisitions, business consolidations and financings.  Outside of her office duties, Ms. Winn also serves as a member and principal shareholder of Fortune Viniculture, L.L.C., a limited liability company which holds interests in vineyard properties located near Ensenada, Mexico.  Additionally, she is the personal Executive Assistant to the Director of Operations of Elite Engineering Solutions, L.L.C., a company offering government compliance services, manufacturing and testing.

(b)	Anticipated Executive Officers and Directors

The following table sets forth certain information regarding the persons anticipated to become the Company’s directors and executive officers upon the Schedule 14 Information Statement Effective Date.

Name	Age	Title
Sharon Will	57	President, Treasurer, Secretary and a Director
Fred Richman	69	Director

Set forth below is summary information of the business experience of each person anticipated to become a director and/or executive officer of the Company on the Schedule 14 Information Statement Effective Date listed in the above table.

Ms. Will, for over 20 years has been a private investor; and since co-founding MCB in approximately March 2013, she has been working full-time in various executive capacities with MCB, Based upon a representation letter from such person, such person is not a “Bad Actor” under Rule 506(d) of Regulation D of the 1933 Act.

Mr. Richman, since approximately 2011 has been a private investor; and prior to such time and from 1986, Mr. Richman started and built a dress and sport shirt company for men and boys named Assante Fashions (“Assante”). Assante manufactured shirts in Bulgaria, Cyprus and China, with fabrics from Italy, Switzerland, and Austria, warehoused the shirts in Brooklyn, New York and sold them throughout the United States, under the label “Phatt Farm”, which it licensed from a third party. In approximately 2011, Mr. Richman sold Assante. Based upon a representation letter from such person, such person is not considered a “Bad Actor” under Rule 506(d) of Regulation D of the 1933 Act.

Family Relationships

Geoff Williams and Ms. Winn are married; and Geoff Williams is the son of H.D. Williams.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our Common Stock, to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of such filings. Based solely on our review of the copies received by us and/or posted on the SEC’s website, we believe that all such Section 16(a) filing requirements have been timely met.

Director and Officer Liability Limitations

Our Articles and Bylaws, limit the personal liability of directors, officers and our shareholders to the full extent allowed by Nevada law.

CORPORATE GOVERNANCE

The Board of Directors

 As set forth in our Articles of Incorporation, as amended (the “Articles”) and Bylaws, copies of which are attached to our original Form 10-SB registration statement filed with the SEC in 2007, all directors of the Company hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified.  Other than as disclosed in this Information Statement, to the knowledge of the Company, are no agreements with respect to the election of directors. The Company’s executive officers serve at the discretion of the Board.

We do not believe that any of our current directors qualify as “independent directors” under the Nasdaq Stock Market’s listing standards, and that neither Ms. Will nor Mr. Richman will qualify as “independent directors” when they join the Board on the Schedule 14 Information Statement Effective Date. Our Common Stock is traded on the OTC Markets’ “OTC Pink Current Information” tier (www.otcmarkets.com, under the symbol “ UPNT.”  The OTC Bulletin Board electronic trading platform does not maintain any standards regarding the “independence” of the directors for our Board and we do not believe we are subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have any and/or a majority of our directors be independent.

Board of Directors’ Meetings

During the fiscal year ending December 31, 2014, the Board held three (3) meetings, all of which were held in person.  Each director attended 100% of the total number of meetings of the Board.

Board Committees

Our Board has not established any Board committees.

Code of Ethics

The Board has not adopted a Code of Ethics and Business Conduct.

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DIRECTOR AND OFFICER COMPENSATION

  During 2014 and 2013, none of our current officers or directors received any salary or any securities and/or any other form of compensation from the Company as bonuses, for compensation and/or for any other reason and none was entitled to any. The only officer or director who received compensation of any type or kind from the Company during 2014 or 2013 was Gary C. Lewis, our former Chairman of the Board, President, Chief Executive Officer and Chief Financial officer until September 2014, who the Board awarded 200,000 “restricted” shares as compensation for services rendered to the Company on or about February 11, 2014.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All other Compensation ($)	Total ($)
Geoff Williams	2014	___	___	___	___	___	-0-
Chairman, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director	2013	___	___	___	___	___	-0-

Rachel Winn	2014	___	___	___	___	___	-0-
Director	2013	___	___	___	___	___	-0-

Jessica Stove Rampton	2014	___	___	___	___	___	-0-
(Secretary, Treasurer, Officer and Director until July 2014)	2013	___	___	___	___	___	-0-

Edward Hall (Chairman until September 2013)	2013	___	___	___	___	___	-0-

Gary C. Lewis	2014	___	___	200,000	___	___	$2,000
(President, CEO, CFO and Chairman until September 2014)	2013	___	___	___	___	___	-0-

Bruce Miller	2013	___	___	___	___	___	-0-
(Vice President and a Director until September 2013)

Stock Option, Compensation and Other Plans

The Company does not have and has not adopted any bonus, stock option, profit sharing, deferred compensation plan and/or any other similar plan. As provided in our Articles, however, we are authorized to do so without further shareholder approval, and, thus, we may do so in the future. As of the date of this Information Statement.

Director Compensation

The Company’s directors do not currently receive any compensation for serving as directors, of the Company, but may in the future based upon the reconstituted Board’s decision. Directors, however, are entitled reimbursement for out-of-pocket expenses incurred by them on behalf, or for the direct benefit, of the Company.

Employment Agreements

As of the date of this Information Statement, we have not entered into any employment and/or similar agreements with any director, executive officer and/or any officer of the Company

Certain Relationships and Related Party Transactions

Our Board of Directors is responsible for reviewing and approving, as appropriate, all transactions with related persons. Transactions between us and one or more related persons, including directors, officers or significant shareholders, may present risks or conflicts of interest or the appearance of conflicts of interest. It is understood, however, that certain relationships or transactions may arise that would be deemed acceptable and appropriate so long as there is full disclosure of the interest of the related parties in the transaction and review and approval by disinterested directors (a majority of the directors if there are at such time no disinterested directors), to attempt to ensure there is a legitimate business reason for the transaction and that the transaction is fair to us and our stockholders. While we do not have a formal written policy with respect to the approval of related party transactions, it is the policy of the Board that all related party transactions be approved by a majority of the disinterested directors (or if no disinterested directors are then on the Board, by a majority of the Board), after disclosure to such directors of all material terms of the transactions and all the material facts as to the related person direct or indirect interest in, or relationship to, the related person transaction.

Commencing in October 2013, H.D. Williams (and/or entities controlled by him) made loans and/or advances to the Company evidenced by the Williams Note, which loans and/or advances accrued interest at the rate of eight (8%) percent per annum. In July 2014, H.D. Williams assigned to Mr. Cowle $60,000 aggregate principal amount of the Williams Note then issued and outstanding, which $60,000 assigned portion of the Williams Note was evidenced by the Cowle Note. As of the closing date of the Transaction, aggregate principal amount of loans and/or advances made by H.D. Williams to the Company was $107,311.67 of which $60,000 and $47,311.67 were evidenced by the Cowle Note and the Williams Note, respectively; and accrued but unpaid interest on the Cowle Note and the Williams Note was as of such date $9,834 and $3,749.33, respectively, which amounts were added to the above aggregate principal amount of the Cowle Note and the Williams Note resulting in the aggregate principal amount of the Cowle Note and the Williams Note, on closing date of the Transaction, being $69,834 and $51,061, respectively. As described elsewhere in this Information Statement, on the closing date of the Transaction and pursuant to the Transaction Agreements, the $120,895 combined aggregate principal amount of the Cowle Note and the Williams Note was sold to the Cowle Note Purchasers pursuant to the Cowle NPA and the Williams Note Purchasers pursuant to the Williams NPA, respectively, such Notes automatically converted into in the aggregate 33,000,000 shares of Common Stock and thereafter both Notes were cancelled. See, the Company’s Current Report on Form 8-K dated June 8, 2015; and filed with the SEC on June 12, 2015, which includes copies as Exhibits thereto, the SPA, the Williams NPA, the Cowle NPA and the form of the Irrevocable Proxy and Lock-Up Agreement.

Involvement in Certain Legal Proceedings

To the Company’s knowledge, there are no actions and/or proceedings against and/or threatened to which any current or anticipated director and/or officer of the Company, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Company, or any associate/affiliate of any such current and/or anticipated director, officer, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the SEC’s Public Reference Section at prescribed rates and may also be obtained from the web site that the SEC maintains at http://www.sec.gov.  You may also call the SEC at 1-800-SEC-0330 for more information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UPLIFT NUTRITION, INC.

Dated: July 6, 2015	By:	/s/ Geoff Williams
Name: Geoff Williams
Title: Chief Executive Officer